SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 13D
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UNDER THE SECURITIES EXCHANGE ACT OF 1934

Augusta Resource Corporation
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

050912
(CUSIP Number)

Ross J. Beaty
1550 – 625 Howe Street
Vancouver, British Columbia, Canada
V6C 2T6
(604) 684-1175
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 15, 2010
(Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 050912	13D	Page 2 of 5 Pages

(1)		Name of Reporting Person Ross J. Beaty
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)		Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 14,535,000
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 14,535,000
	(10)	Shared Dispositive Power 0
(11)		Aggregate Amount Beneficially Owned by Each Reporting Person 14,535,000
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)		Percent of Class Represented by Amount in Row (11) 11.9%
(14)		Type of Reporting Person (See Instructions) IN

This Schedule 13D is being filed on behalf of Ross J. Beaty relating to the common shares, no par value (the "Common Shares"), of Augusta Resource Corporation, a corporation existing under the laws of Canada (the "Issuer").

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Shares of the Issuer.  The address of the principal executive offices of the Issuer is Suite 400, 837 West Hastings Street, Vancouver, British Columbia, Canada, V6C 3N6.

Item 2.	Identity and Background

Mr. Beaty’s business address is 1550 - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6. Mr. Beaty is a Director and Chairman of Pan American Silver Corp., a company organized in British Columbia, Canada. Pan American Silver Corp. is a silver mining company. Its principal offices are located at 1500 - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6.

Mr. Beaty has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Mr. Beaty has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not, as a result of such a proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Beaty is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Beaty used personal funds to acquire, through his wholly-owned company, Kestrel Holdings Ltd. (the "Holding Company"), a total of 3,350,000 Common Shares of the Issuer upon the exercise of 3,350,000 common share purchase warrants of the Issuer at an exercise price of CDN$2.30 per warrant, for a total purchase price of CDN$7,705,000.

Item 4.	Purpose of Transaction

The Common Shares were acquired for investment purposes only. Mr. Beaty does not have any current intention of acquiring ownership of, or control or direction over, any additional Common Shares.  Depending on market conditions and other relevant factors, Mr. Beaty may, in the future, increase or decrease his beneficial ownership of, or control or direction over, Common Shares through market transactions, private agreements or otherwise.

Item 5.	Interest in Securities of the Issuer

(a)         As of the date hereof, Mr. Beaty beneficially owns the aggregate number and percentage of outstanding Common Shares set forth below:

Reporting Person	Aggregate Number of Shares Beneficially Owned	Percentage of Outstanding Common Stock

Ross J. Beaty	14,535,000	11.9%

The percentage of outstanding Common Shares in the table above is based on 122,350,480 Common Shares outstanding as of April 15, 2010, and is calculated pursuant to Rule 13d-3 under the U.S. Securities Exchange Act of 1934, as amended.

(b)         Mr. Beaty, through the Holding Company, has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 14,535,000 Common Shares.  In addition to the 3,350,000 Common Shares described in Item 5(c) below, Mr. Beaty holds, directly and indirectly through the Holding Company, 11,185,000 Common Shares.

(c)         On April 15, 2010, Mr. Beaty acquired, through the Holding Company, a total of 3,350,000 Common Shares upon the exercise of 3,350,000 common share purchase warrants of the Issuer at an exercise price of CDN$2.30 per warrant, for a total purchase price of CDN$7,705,000.

(d)         Not applicable.

(e)         Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Mr. Beaty does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Further, Mr. Beaty has not pledged securities of the Issuer nor are the securities of the Issuer held by him subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

There are no other contracts, arrangements, understandings or relationships between Mr. Beaty and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2010

By:	/s/ Ross J. Beaty
Ross J. Beaty